Bona Film Group Ltd

18/F, Tower 1, U-town Office Building

No. 1 San Feng Bei Li, Chaoyang District

Beijing 100020

People’s Republic of China

March 26, 2014

Ms. Linda Cvrkel, Branch Chief

Ms. Jean Yu

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

Bona Film Group Ltd Form 20-F for the Year Ended December 31, 2012

Filed April 29, 2013

File No. 001-34990

Form 6-K filed September 11, 2013

File No. 001-34990

Form 6-K filed February 27, 2014

File No. 001-34990

Dear Ms. Cvrkel and Ms. Yu:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated March 18, 2014 regarding the Annual Report on Form 20-F for the year ended December 31, 2012 of Bona Film Group Ltd (the “Company”) and the Forms 6-K filed by the Company on September 11, 2013 and February 27, 2014.

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

Form 6-K filed on September 11, 2013

1.                                      We note from your disclosures in Exhibit 99.2 to Form 6-K filed September 11, 2013, that you adjusted the exercise price of each of your outstanding, unvested out-of-the money stock options to US$3.88 per ADS, effective July 3, 2013 representing rights to purchase 993,223 ordinary shares (1,986,466 ADS). In this regard, please tell us how you accounted for the repricing of these out-of-the-money stock options within your consolidated financial statements and explain how the guidance outlined in ASC 718-20-35-3 was considered in determining the appropriate accounting treatment.

Response

The Company respectfully advises the Staff that it accounted for the repricing of the unvested share options as a modification of equity awards in accordance with ASC 718-20-35-3. The total incremental compensation costs of $468,149 were measured as the excess of the fair value of the modified stock options over the fair value of the original awards immediately before their terms were modified. The Company estimated the fair values of stock options using the binomial option pricing model with the assistance of an independent valuation firm. The key assumptions for fair value determination included risk-free interest rate, expected volatility, expected dividend yield and exercise multiple. The total incremental compensation costs and the remaining unrecognized compensation costs of the original equity awards as of the modification date will be recognized over the remaining requisite service periods. The Company will disclose this modification of equity awards under the “Share-based compensation” note to its financial statements in its Annual Report on Form 20-F for the year ended December 31, 2013 in accordance with ASC718-10-50.

Form 6-K filed on February 27, 2014

2.                                      Reference is made to film participation income of $1,319,749 recognized during the twelve-months ended December 31, 2013. We note from disclosures provided in the notes to your consolidated financial statements in the Form 20-F for the year ended December 31, 2012, the difference between the ultimate film participation expense expected to be paid to participants and the amount provided by the participants is amortized as a charge to or reduction of film participation expense under the individual film-forecast method. We also note that film participation liabilities outstanding at December 31, 2012 and expected to be repaid after December 31, 2012 amounted to $15,086,892. In this regard, please describe for us the change in events or circumstances subsequent to fiscal 2012 that lead to your determination that the estimate for the final redemption amount was lower than the amount originally invested by the third party participants which appears to have resulted in film participation income during fiscal 2013. In your Form 20-F for the fiscal year ended December 31, 2013, please disclose the impact this change in estimate had on your net income and earnings per share in accordance with the disclosures required by ASC 250-10-50-4.

Response

The Company respectfully advises the Staff that it records the film participants’ share of net income in film participation expense based on an effective interest rate method on an individual film-by-film basis. The Company reviews the net income forecast for each individual film on a quarterly basis. When a film is less successful than anticipated and the ultimate redemption amount is estimated to be lower than the amount that has been recorded by the Company, a negative effective interest rate is calculated and applied to the outstanding film participation financing liabilities balance to determine the current period’s reduction of film participation expense. The film participation income of $1,319,749 for 2013 was caused by negative participation expenses of $1,322,787 for two films, which would have been positive participation expenses of $313,996 if the Company had recorded the participation expenses for these two films based on the net income forecast estimated in 2012. The total reduction of $1,636,783 in participation expenses were caused by (1) a reduction in participation expenses of $586,961 as a result of decreased estimate of the ultimate overseas revenues based on the economic performance and public acceptance of the two films in overseas markets, and (2) a reduction in participation expenses of $1,049,822 due to the renegotiations of accelerated final settlements with the film participants.

In response to the Staff’s comment, the Company proposes to further clarify the Company’s accounting policy on film participation financing liabilities and disclose the impact that the change in film participation expenses had on its net income and earnings per share in the “Film participation financial liabilities” note to its financial statements in its Annual Report on Form 20-F for the year ended December 31, 2013. For illustrative purposes, the Company has reproduced below the relevant disclosure together with the addition of the proposed new disclosure (italicized and underlined) for the Staff’s reference.

“If the ultimate redemption amount is estimated to be lower than the amount recorded by the Group because a film underperforms or for other reasons, a negative effective interest rate is calculated and applied to the outstanding film participation financing liabilities balance to determine the current period’s reduction of film participation expense.

Film participation expenses accrued for the years ended December 31, 2011, 2012 and 2013 were $321,100, $438,636 and negative $1,319,749, respectively. The negative film participation expenses of $1,319,749 for 2013 were caused by negative participation expenses of $1,322,787 for two films, which would have been positive participation expenses of $313,996 if the Company had recorded the participation expenses for these two films based on net income forecast estimated in 2012. The total reduction of $1,636,783 in participation expenses of these two films were caused by decreased estimates of the ultimate overseas revenues based on the economic performance and public acceptance of the films in overseas markets, and the renegotiations of accelerated final settlements with the film participants, resulting in increases of net income,  net income per basic ordinary share and net income per diluted ordinary share by $1,348,130, $0.05 and $0.04, respectively, for the year ended December 31, 2013.”

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Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (10) 5631-0700 ext. 168.

Sincerely,

/s/ Amy Xu

Amy Xu
Chief Financial Officer